As filed with the Securities and Exchange Commission on May 30, 2002

Registration No. 333-____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13 (e)(1) of the
Securities Exchange Act of 1934

MICRO GENERAL CORPORATION
(Name of Subject Company)

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
(Names of Filing Person — Offeror)

Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

594838302
(Cusip Number of Class of Securities)

Patrick F. Stone
Chief Executive Officer
Fidelity National Information Solutions, Inc.
4050 Calle Real
Santa Barbara, California 93110
(805) 696-7000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

With copies to:

C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth,
a Professional Corporation
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660
(949) 725-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$342,261,077.08	$31,488.02

*	Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $19.16, the average of the high and low prices of Micro General Corporation common stock as reported on The Nasdaq National Market on May 23, 2002 and (ii) the maximum number of shares of common stock of Micro General Corporation that may be acquired in the exchange offer and merger (based on the diluted weighted average shares outstanding at March 31, 2002, as reported by Micro General Corporation in its Quarterly Report on Form 10-Q for the period ended March 31, 2002) to which this Tender Offer Statement relates.

**	0.0092% of the Transaction Value.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,488.02 Filing Party: Fidelity National Information Solutions, Inc.
Form or Registration No.: Form S-4 Date Filed: May 30, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Items 1 through 11.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT (A)(13)
EXHIBIT 99.(D)(1)
EXHIBIT 99.(D)(2)

     This Tender Offer Statement on Schedule TO is filed by Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”). This Schedule TO relates to the offer by FNIS to exchange shares of common stock, par value $0.001 per share, of FNIS for each outstanding share of common stock, par value $0.05 per share (the “Shares”), of Micro General Corporation, a Delaware corporation (“MGEN”), upon the terms and subject to the conditions set forth in the Prospectus, dated May 30, 2002 (the “Prospectus”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 11.

     The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12.	Exhibits

(a)(1)	Prospectus dated May 30, 2002 (incorporated by reference from Fidelity National Information Solutions, Inc.’s Registration Statement on Form S-4 filed on May 30, 2002 (the “Form S-4”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Form S-4).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4).

(a)(6)	Form of Notice to Employee Stock Purchase Plan Participants (incorporated by reference to Exhibit 99.5 to the Form S-4).

(a)(7)	Form of Notice to Holders of MGEN Stock Options and Warrants (incorporated by reference to Exhibit 99.6 to the Form S-4).

(a)(8)	Opinion and Consent of Jefferies & Company, Inc., financial advisor to FNIS (incorporated by reference to Exhibit 99.7 to the Form S-4).

(a)(9)	Press Release of Fidelity National Information Solutions, Inc. issued on April 30, 2002, announcing its tender offer for all of the outstanding shares of Micro General Corporation (incorporated by reference to the filing on April 30, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933).

(a)(10)	Press Release of Fidelity National Information Solutions, Inc. issued on May 13, 2002, announcing that it had entered into an exclusive agreement with The Prudential Real Estate Affiliates, Inc., a Prudential Financial company, as an application service provider of a unified Internet product suite (incorporated by reference to the Schedule TO-C filed by Fidelity National Information Solutions, Inc. on May 13, 2002 and the filing on May 21, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933).

(a)(11)	Press Release of Fidelity National Information Solutions, Inc. issued on May 16, 2002, announcing its acquisition of a majority interest in Hansen Quality Loan Services, Inc. (incorporated by reference to the Schedule TO-C filed by Fidelity National Information Solutions, Inc. on May 16, 2002 and the filing on May 21, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933 ).

(a)(12)	Press Release and its correction of Fidelity National Information Solutions, Inc. issued on May 16, 2002, announcing it had entered into a non-binding letter of intent to acquire Factual Data Corp., a Colorado corporation (incorporated by reference to the Schedule TO-C filed by Fidelity National Information Solutions, Inc. on May 17, 2002 and the filing on May 21, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933).

(a)(13)	Press Release of Fidelity National Information Solutions, Inc. issued on May 30, 2002, announcing the formal commencement of its tender offer for all of the outstanding shares of Micro General Corporation and a changed condition to Fidelity National Information Solutions, Inc.'s obligation to close the offer.

(b)	None.

(d)(1)	Form of Tender Agreement entered into whereby Fidelity National Financial, Inc., William P. Foley, II, John Snedegar, Patrick F. Stone, Richard Pickup and certain entities controlled by them agreed to tender their shares of Micro General Corporation common stock to Fidelity National Information Solutions, Inc. in the Offer.

(d)(2)	Form of Agreement Regarding Outstanding Options and Warrants entered into whereby Fidelity National Financial, Inc., Cal West Services Corporation and Dito Caree, LP will agree to an increase in the exercise or conversion price of options, warrants and other convertible securities held by them.

(g)	None.

(h)	Tax opinion of Stradling Yocca Carlson & Rauth, a professional corporation (incorporated by reference to Exhibit 8 to Form S-4).

Item 13. Information Required by Schedule 13e-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC

By: /s/ Neil A. Johnson

Name: Neil A. Johnson
Title: EVP and Chief Financial Officer

Dated: May 30, 2002

EXHIBIT INDEX

(a)(1)	Prospectus dated May 30, 2002 (incorporated by reference from Fidelity National Information Solutions, Inc.’s Registration Statement on Form S-4 filed on May 30, 2002 (the “Form S-4”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Form S-4).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4).

(a)(6)	Form of Notice to Employee Stock Purchase Plan Participants (incorporated by reference to Exhibit 99.5 to the Form S-4).

(a)(7)	Form of Notice to Holders of MGEN Stock Options and Warrants (incorporated by reference to Exhibit 99.6 to the Form S-4).

(a)(8)	Opinion and Consent of Jefferies & Company, Inc., financial advisor to FNIS (incorporated by reference to Exhibit 99.7 to the Form S-4).

(a)(9)	Press Release of Fidelity National Information Solutions, Inc. issued on April 30, 2002, announcing its tender offer for all of the outstanding shares of Micro General Corporation (incorporated by reference to the filing on April 30, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933).

(a)(10)	Press Release of Fidelity National Information Solutions, Inc. issued on May 13, 2002, announcing that it had entered into an exclusive agreement with The Prudential Real Estate Affiliates, Inc., a Prudential Financial company, as an application service provider of a unified Internet product suite (incorporated by reference to the Schedule TO-C filed by Fidelity National Information Solutions, Inc. on May 13, 2002 and the filing on May 21, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933).

(a)(11)	Press Release of Fidelity National Information Solutions, Inc. issued on May 16, 2002, announcing its acquisition of a majority interest in Hansen Quality Loan Services, Inc. (incorporated by reference to the Schedule TO-C filed by Fidelity National Information Solutions, Inc. on May 16, 2002 and the filing on May 21, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933 ).

(a)(12)	Press Release and its correction of Fidelity National Information Solutions, Inc. issued on May 16, 2002, announcing it had entered into a non-binding letter of intent to acquire Factual Data Corp., a Colorado corporation (incorporated by reference to the Schedule TO-C filed by Fidelity National Information Solutions, Inc. on May 17, 2002 and the filing on May 21, 2002 by Fidelity National Information Solutions, Inc. pursuant to Rule 425 under the Securities Act of 1933).

(a)(13)	Press Release of Fidelity National Information Solutions, Inc. issued on May 30, 2002, announcing the formal commencement of its tender offer for all of the outstanding shares of Micro General Corporation and a changed condition to Fidelity National Information Solutions, Inc.'s obligation to close the offer.

(b)	None.

(d)(1)	Form of Tender Agreement entered into whereby Fidelity National Financial, Inc., William P. Foley, II, John Snedegar, Patrick F. Stone, Richard Pickup and certain entities controlled by them agreed to tender their shares of Micro General Corporation common stock to Fidelity National Information Solutions, Inc. in the Offer.

(d)(2)	Form of Agreement Regarding Outstanding Options and Warrants entered into whereby Fidelity National Financial, Inc., Cal West Services Corporation and Dito Caree, LP will agree to an increase in the exercise or conversion price of options, warrants and other convertible securities held by them.

(g)	None.

(h)	Tax opinion of Stradling Yocca Carlson & Rauth, a professional corporation (incorporated by reference to Exhibit 8 to Form S-4).